                                          -------------------------------------
                                                       OMB APPROVAL
                                          -------------------------------------

                                           OMB Number:               3235-0145
                                           Expires:           October 31, 2002
                                           Estimated average burden
                                           hours per response...         14.90
                                          -------------------------------------




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. 1)(1)


                          Oshman's Sporting Goods, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    688260108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 14, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [ ] Rule 13d-1(c)
                  [X] Rule 13d-1(d)


------------------------------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                      -------------------------------
CUSIP NO.  688260108                 13G               PAGE 2 OF 4 PAGES
---------------------------                      -------------------------------


--------------------------------------------------------------------------------
   1.      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Vendamerica B.V. and Royal Vendex KBB N.V.
           (formerly named Vendex International N.V.), jointly
--------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           Not Applicable                                               (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3.      SEC USE ONLY


--------------------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION


           The Netherlands
--------------------------------------------------------------------------------
                                 5.    SOLE VOTING POWER
         NUMBER OF

          SHARES                       None
                                ------------------------------------------------
       BENEFICIALLY              6.    SHARED VOTING POWER

         OWNED BY
                                       None
           EACH                 ------------------------------------------------
                                 7.    SOLE DISPOSITIVE POWER
        REPORTING

       PERSON WITH                     None
                                ------------------------------------------------
                                 8.    SHARED DISPOSITIVE POWER


                                       None
--------------------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           None
--------------------------------------------------------------------------------
   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*


           Not Applicable                                                   [ ]
--------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


           0%
--------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13G

              This Amendment No. 1 to the Schedule 13G of Vendamerica B.V., a holding company organized under the laws of the Netherlands, and Royal Vendex KBB N.V. (formerly named Vendex International N.V.), a corporation organized under the laws of the Netherlands, dated February 10, 1987 (the "Schedule 13G"), in respect of shares of Common Stock, par value $1.00 per share, of Oshman's Sporting Goods, Inc., a corporation organized under the laws of the State of Delaware, amends the Schedule 13G as indicated below.

ITEM 2(a).    NAME OF PERSON FILING:

     Item 2(a) is hereby amended to read in its entirety as follows:

     Vendamerica B.V. and Royal Vendex KBB N.V. (formerly named Vendex International N.V.).

ITEM 4.       OWNERSHIP:

     Item 4 is hereby amended to read in its entirety as follows:

     (a) Amount Beneficially Owned:         None.

     (b) Percent of Class:  0%.

     (c) Number of Shares as to which such person has:

         (i)    Sole power to vote or to direct to vote:  None.

         (ii)   Shared power to vote or to direct to vote:  None.

         (iii)  Sole power to dispose or to direct the disposition of:  None.

         (iv)   Shared power to dispose or to direct the disposition of:  None.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     Item 5 is hereby amended to read in its entirety as follows:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].



                                PAGE 3 OF 4 PAGES

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  February 12, 2002
                                   ---------------------------------------------
                                                       (Date)



                                   VENDAMERICA B.V., by Unikavee B.V.,
                                       its sole director



                                                  /s/ M.H.M. Smits
                                   ---------------------------------------------
                                                    (Signature)


                                   M.H.M. Smits/ as a Director of Unikavee B.V., the legal entity that is the Board of Directors of Vendamerica B.V.
                                   ---------------------------------------------
                                                    (Name/Title)



                                   ROYAL VENDEX KBB N.V.



                                                 /s/ M.H.M. Smits
                                   ---------------------------------------------
                                                    (Signature)



                                   M.H.M. Smits/ as Chief Financial Officer of
                                   Royal Vendex KBB N.V.
                                   ---------------------------------------------
                                                   (Name/Title)








                                PAGE 4 OF 4 PAGES